TABLE OF CONTENTS

LUCENT TECHNOLOGIES CONFERENCE CALL — TRANSCRIPT
LUCENT TECHNOLOGIES CONFERENCE CALL — SLIDE PRESENTATION

Filed by Lucent Technologies
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 001-11639

The following contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the acquisition, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include obtaining regulatory approval, price and product competition, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate the acquired company, timely completion of the acquisition, control of costs and expenses, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the Securities and Exchange Commission, including Lucent’s most recent annual report on Form 10-K for the fiscal year September 30, 2003, Lucent’s quarterly reports on Form 10-Q and Lucent’s current reports on Form 8-K. Lucent disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the registration statement, the prospectus and other information Lucent expects to file with the SEC regarding this transaction when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the other documents filed by Lucent at the SEC’s web site at www.sec.gov. The registration statement, prospectus and such other documents may also be obtained from Lucent by directing your request to Lucent Technologies, Attn: Secretary’s Department, 600 Mountain Ave, Murray Hill NJ, 07974.

LUCENT TECHNOLOGIES CONFERENCE CALL
As Spoken transcript
May 24, 2004
7:30 am CT

Operator:	As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, John DeBono, Vice President of Investor Relations. Please go ahead.

John DeBono:	Thank you. Good morning everyone, and thanks for joining us.

This morning, we announced that Lucent has agreed to acquire Telica, a provider of Voice over IP communication systems, a next-generation network in a transaction valued at approximately $295 million in stock and options, plus additional employee-related cash payment.

To review today’s announcement, I am pleased to be joined by Pat Russo, who is Lucent’s Chairman and CEO, Frank D’Amelio, our Chief Financial Officer, Janet Davidson, President of Lucent’s Integrated Network Solutions Unit, and John St. Amand, Founder and CEO of Telica.

A copy of this morning’s press release is available on Lucent’s website. So just let me briefly summarize some financial highlights. Under the terms of the agreement, Lucent will exchange 92.7 million shares of common stock and options for all of Telica’s equity. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close during Lucent’s fourth fiscal quarter of 2004.

The purchase may result in a one-time charge against earnings for in-process R&D, which would be taken in the quarter in which the acquisition is completed.

Lucent also expects that the acquisition could be diluted to fiscal 2005 earnings by approximately one to two cents per share. And neutral to slightly accretive in 2006

Before I turn the call over to Pat, let me also remind everyone that this conference call is open to the media, and we are also providing a simultaneous webcast of the call for the public. A replay of the call will be available on the company’s website this afternoon, and will run through June 1.

A PDF version of the slides that we’re video streaming, along with this call will also be posted to our website for your reference.

Finally, I also want to remind you that today’s remarks do include some forward-looking statements about our plans and our expectations for our future performance. The actual results could differ materially from those suggested by our statements today.

Additional information about our forward-looking statements and factors that could affect future results is described in our recent SEC filings, including our 10-K and 10-Qs and 8-Ks.

With that said, Pat, Janet, and John will provide an overview of today’s announced transaction, and will then open the call up for your questions.

Pat, I’ll turn the call over to you.

Pat Russo:	Thanks John. Good morning everyone. Thanks for joining us on such short notice.

This morning we announced that we’ve strengthened our portfolio and our team with the acquisition of Telica. That’s exciting news for Lucent, and more importantly for our customers.

Before Janet and John take you through the details, let me highlight why I believe this acquisition is important. And in simple terms, it’s actually about winning more.

Clearly, the industry is entering a new era, as networks, technologies and applications are converging. Today’s end users want their communications experience to be richer, more manageable, more integrated and more cost effective.

Service providers are responding by looking for ways to bundle packages of voice, data, and video services. They’ll do that by deploying converged networks that will give users more seamless and simple access to communications across both wireline and mobile networks.

Services over IP have become increasingly important to network providers, and to Lucent. It’s a real growth opportunity. And as I’ve mentioned previously, since we started to see the market to stabilize, we’ve turned our attention to focusing on profitable growth on the top line, and we have called out Voice over IP as one of the large areas of opportunity over the long term.

We’ve also said that we intend to be a leader in the ultimate transition of networks to IP that is beginning now, and set to occur over the next decade. We’ve defined an open and flexible architecture to provide services for both wired and wireline applications. We’ve made a very good start with our Accelerate portfolio that we unveiled last fall. To date, we’ve announced 14 customers who are using our Accelerate Solutions to generate services revenues today.

We intend to grow and extend our portfolio as we strive to meet the needs of our customers for delivering services over IP. And we’ll do that through a combination of significant internal developments, through some of the partnerships that we’ve announced. And in this case, through an acquisition of Telica.

Today with Telica, we add significantly more strength to our Voice over IP portfolio, and we bring a wealth of talent into the business to enhance our capabilities. And we’re strengthening our customer base in this critical area. Telica systems have been sold to more than 50 customers around the world.

Given the process by which customers are making their decisions, given the importance of this space to the future of next-generation networks, it’s clear to me that this is the right time, and Telica is the right match to complement our strengths.

Now, I’ll turn it over to Janet Davidson, head of our Integrated Network Solutions Business, who will put it all into context with respect to our Accelerate portfolio, and our on-going discussions with our customers about how to deliver not just Voice over IP, but next-generation multimedia services over IP.

Janet Davidson:	Thanks Pat. I’m up in Marlboro today with John St. Amand and the Telica team. It’s an extremely exciting day. Voice over IP is an exciting market, and Telica is an exciting company.

As Pat said, what I’m going to do is put this in context and explain why we’re doing this, and how it fits.

Since we announced our Accelerate portfolio in November 2003, we’ve been talking with service providers about Accelerate, and more broadly about convergence.

The reason for that is convergence is more than just Voice over IP. Convergence is about providing revenue-producing voice, video and data services blended over IP to wireline and wireless customers, at their convenience. Gartner Group forecasts worldwide Voice over IP services revenues to more than triple between 2002 and 2007. Just to put a number on that, revenue is forecast to hit roughly $11.3 billion by 2007.

Let me make this more relevant to systems vendors like Lucent:

IDC says the worldwide market for Voice over IP service provider equipment, the things that we do, including media gateways and media gateway controllers — will grow from $1.6 billion in 2003 to $14.7 billion in 2008. That's a growth rate of 55 percent. There have been precious few growth opportunities that look like this over the last several years.

Dittberner Associates, using a different definition of this market, forecasts the worldwide Voice over IP service provider equipment market to grow nearly six-fold between 2003 and 2012, climbing from $3 billion in 2003 to $21 billion in 2012, a 21.9% growth rate.

So any way you look at it, this is clearly a significant growth space for our customers and for Lucent Technologies.

So what are we doing about it? I said we are regularly talking with our customers about how to best pursue this opportunity with them. Ideally, service providers want to transition to next-generation network once, so that they don’t have to re-tune their networks every time they want to add a new, blended voice video or data video service to their telephony, broadband access, or mobile voice and data services.

Based on those interactions, we’ve come away believing that the service providers need a network solution that does five things. Supports both Voice over IP telephony and multimedia services. In other words, converged services. Spans wireless and wireline networks. In other words, converged networks. And is defined with open-standard interfaces.

They need a solution that provides service and access transparency. And what that means is any service, any time, any access, anywhere, no matter what your preferred device is. Whether it’s a blueberry, whether it’s a cell phone, whether it’s a laptop.

And finally, a solution needs to inter-work with the PSTN and Legacy IN services. Don’t throw away the embedded base. Use it as a launching pad. We believe Accelerate is that solution.

To date, we’ve made progress at three different layers of the network. At the applications layer, we’re seeing increasing customer take-up of our IP Centrex, and our EBS Communication Manager. We were delighted to be selected by BellSouth recently.

Our Any-Pass messaging system has racked up more than a 15% increase in subscribers since December alone. In February, we announced a partnership with Broad Soft to deliver an industry-leading set of business services for IP N-Point.

Let me move down a layer. At the session control layer, we are completing our work on the Unified Lucent Softswitch. This is a ground start rewrite of the call and session control intelligence that is designed to support large multi-media networks, including converge wireless wire-line networks. For folks that have been talking to Frank D’Amelio lately, he calls this the go slow to go fast strategy, meaning that by rewriting the software rather than porting 25-year-old software takes you a little longer to get it to market. But once you have it, you will be able to speedily add new services and capabilities because you have brand-new software purpose-built for today’s and tomorrow’s networks, not yesterday’s networks.

In November, we introduced the Flexent® Super Distributed Home Location Register, or FDHLR for short, which is a database platform developed by Bell Labs that links mobile and wireline subscribers to their individual voice, data, and video service profiles.

At the media and transport layer, we continue to sell our Universal Gateways with our Softswitch for Internet off-load, and Voice over IP service support, as well as our PSAX Gateways for wireless backhaul.

In addition, we are on schedule to deliver our Softswitch controls, Intelligent Media Gateway, and any media Line Access Gateway, which will help service providers re-use many existing 5ESS Assets and Voice over IP networks.

We know that a critical element of an outstanding Voice over IP solution is a large-scale media gateway.

In addition, we know we need increased flexibility in addressing RSPs calling for fully distributed signaling gateways, and distributed Voice over IP architectures. And that’s right where Telica comes in. As we discussed how best to speed our Accelerate Solutions to market, we rapidly concluded that Telica was the best fit, both short-term and long-term for where we wanted to go.

When Lucent delivers a solution for service provider customers, it works, now and for the long term. That means features, reliability, scalability, as well as the flexibility to meet present and future service needs. From the start, Telica has the same vision. They focus on delivering the scalability, flexibility, and application support required to build these large-scale Voice over IP networks.

Their large-scale carrier grade 21,500 port media gateway is a perfect complement for our Softswitch. Telica’s flexible distributed Voice over IP architecture not only complements our Softswitch, but also gives us the ability to address difference Voice over IP network architectures. That’s critical when you address a customer base as large and varied as ours.

Telica’s commitment to a converged Voice over IP platform for both wireline and wireless interfaces makes them an ideal match for our portfolio, and for many of our customers who are now beginning to frame plans for converged wireless/wire-line networks.

So bottom line, when you add all that up, is that Telica dramatically accelerates our time to market for high-capacity Voice over IP network builds, and increases our flexibility in mapping our solution set to the different architectures our customers will implement going forward.

As a result, we felt this transaction was a compelling strategic priority. We anticipate that the return we will get when we take our joint offerings to our customers will make the acquisition more than worthwhile.

With that, I’d like to introduce the newest member of the Lucent family, Telica Founder and CEO, John St. Amand.

John St. Amand:	Thank you Janet. First of all, I’m very excited about the announcement and the opportunities it brings all of Telica’s momentum to Lucent.

Over six years ago, I had the opportunity to start the Telica story. Over the six years, Telica has achieved phenomenal growth into an established company with a strong history of proven innovation in the carrier softswitch market.

From the beginning, it has been Telica’s goal to develop a solution targeted at large carriers, their needs and expectations. Part of what makes this event so gratifying to Telica is that it is a recognition of the quality and suitability of our products for this customer base by the premier supplier in this space.

Over our six years, we have endeavored to deliver products with the same network-class quality that is over a century-long tradition at Lucent, and that is what makes the companies so compatible.

Throughout the challenging times of the past few years, Telica has continued to grow its solid financial performance and continued product innovation. Looking back on things, it was obviously not the ideal time to start a new telecommunication switching company. But because of Telica’s emphasis on a wide portfolio of applications, as well as our dedication to delivering a quality solution, we have shown consistent growth over the last six years. Revenues for 2003 were $19.2 million, and revenues ending the March quarter of 2004 totaled $6.3 million.

During this period, Telica’s PLUS Switching products have become part of the networks of some of the largest carriers in the United States, as well as with many independent operating companies, and competitive local exchange carriers. PLUS products are currently deployed with over 60 domestic and international customers in a wide range of applications and networks that demonstrate the versatility and integrity of the solutions. These carriers are using PLUS products in both wireline and wireless applications.

Telica brings an enormously versatile solution to the Accelerate portfolio. The core of our product is the highest scalable PLUS Softswitch, along with the Plexus 9000 Media Gateway and the PLUS Signaling Gateway. Together, these elements can build Voice over IP networks to meet the needs of the largest carriers worldwide.

The PLUS Solution supports a rich set of traditional and next-generation features of both legacy and IP switching applications. Because these products operate completely over protocol architecture, they can join the Lucent’s Accelerate family immediately to offer an even richer solution to carriers around the world.

The combination will improve Lucent’s position, as it continues to focus on the transition to next-generation Voice over IP market. We regard joining with Lucent as the best way to take our products and our goals to the next step. Telica’s network-class solutions integrate nicely into Lucent’s Accelerate family of products and strengthen it in key areas. At the same time, Lucent’s global sales and service organization extends our reach as well as providing our existing customer base to the finest support available anywhere.

As part of Lucent, we will combine Telica’s best-in-class technology with Lucent’s broad technology and software portfolio and we will gain the global scope and scale provided by Lucent Worldwide Services.

Becoming part of Lucent dramatically increases our ability to support our customers with complete Voice over IP solutions software and around the world.

Now let me turn the microphone back to John.

John DeBono:	Thanks John. We are now ready to begin the Q&A session. In order to allow us respond to as many questions as we can during our time frame, we ask that you limit yourself to one single part question.

As soon as you’re finished asking the question, you’ll be removed from the queue. April, can we have the first question please?

Operator:	Your first question comes from Inder Singh from Prudential.

Inder Singh:	Yes, thank you very much. First, congratulations on what sounds like a very good portfolio fit here for you. I think it obviously sounds pretty positive for both companies. Janet, I wonder whether you’ll be calling this Accelerate PLUS now.

If you look at the rationale for putting the portfolios together and I’m sure you’ve thought of new opportunities that Lucent can go after now in terms of the largest carriers and VoIP deployment et cetera. Have you been in touch with carriers already and were you hearing from them that this is something that they would like to see happen?

Janet Davidson:	So Inder, you know, without being specific to customers, here’s probably the best way to answer your question. I mean obviously we’ve been talking to a lot of customers and participating in RFPs. And Telica caught our attention really in two ways. One, you know, specific customers were definitely talking about the capabilities of the whole product line and the company in terms of its scale, its reliability and its fit from a side standpoint.

And then quite frankly, there were a number of RFPs where they just turned out to be pretty stiff competition. So we became very interested in them in two ways. And then as we got deeper into the details, it was obvious that this was the company we wanted to join up with.

John DeBono:	Next question please?

Operator:	Your next question is from Christin Armacost with SG Cowen.

Christin Armacost:	Thank you. Can you just spend a minute describing how the Telica softswitch and the Lucent unified softswitch are positioned differently? And what would you imagine their revenue break-even level to be? Thank you.

Frank D’Amelio:	Yes Christin, it’s Frank. In terms of the revenue break-even level, we really haven’t – that’s really – that’s something we’re going to provide at this level of specificity. We’ve talked in previous calls about break-even levels for the overall Lucent.

I think Janet and John may comment – will comment on the portfolio questions. So Janet?

Janet Davidson:	Yes. So the Lucent softswitch has been built to cover every aspect technology and every type of network. It’s a platform on which you can add different control function and different applications. So it was built with a very large scale, broad set of capabilities.

And what we are thinking about in terms of bringing Telica’s softswitch talent in is given that that’s our aspiration and what we’re building towards, there are certainly lots of different global signaling variance as well as many different types of applications now and going forward. So not just bringing full Class 5, Class 4 wireless wireline together.

So when we get into the blended voice video data new services model, there’s plenty of software work to go around.

So as we look at the access of the two softswitches, in fact they fit very nicely together. There’s only a small amount of overlap. And what we probably plan to do with the overlap is just use the software resources to work on some additional signaling variance and some of the different – speeding to market, some additional applications.

John, do you want to add anything?

John St. Amand:	No, I think that’s a perfect classification of where we are. You know, clearly in the signaling gateway and the media gateway space there’s strong complement there.

The softswitch, I actually think there is very little overlap mingling into this process. I thought there’d be more overlap than there actually is. I think putting best of breed together is going to come out with truly a phenomenal product.

You know, we’ve had fantastic success in the LD market, class 3, class 4. Lucent has been very strong obviously in the end office market, historically, and continuing on today. Combining them I think really puts together world-class softswitch for all applications, all access technologies, transport technologies and services offerings.

John DeBono:	Next question please.

Operator:	Your next question is from Tal Liani from Merrill Lynch.

Tal Liani:	Hi. Good morning. Congrats on the acquisition. I have – one question is – I’ll try to combine two into one. Number one is Telica announced a win with Verizon in 2001. Does it help Lucent in any way to get into Verizon or improve your position as does Nortel?

And number two, can you actually give more specifics about Telica’s strength in a class size market? Thank you.

Pat Russo:	Thank you Tal. We’ll let Janet and John answer that.

Janet Davidson:	So I will discuss the Verizon part of your question and then let John talk to you about the specifics of Class 5.

We won’t actually comment on specific customers in terms of their reaction. But what I can tell you is that if we look at the combination of the gateway and software products that Telica brings to the Lucent solution, we’ve obviously been in discussion with all our major customers, especially those that have our Class 5 embedded base. And we believe that by combining our portfolio with Telica’s portfolio, it certainly enhances the solution that we bring to all of our large customers.

Pat Russo:	John, do you want to talk about the Class 5?

John St. Amand:	In terms of the Class 5 services, you know, that Telica offers and the Class 5 applications, obviously in the Class 5 world there’s the concept of legacy Class 5 integration, legacy Class 5 cap and grow or sustain and maintain – however you want to phrase it.

And Telica’s done quite well in both of those markets. And if you look historically at Telica’s announced customers and what we’ve done, we’ve replaced Class 5 switches, we’ve capped and grown Class 5 switches, and we’ve also provided a platform.

By the way, when you do that, that means you can go services – all the service parity along with it, all the regulatory – things like 911, local number portability which are end office type applications in terms of regulatory support.

We’ve done that very well historically. And most importantly what we’ve done is been able to provide the bridge into the future when that carrier’s particularly ready to migrate to the Voice over IP opportunities that can be had. And that’s very unique about our solution. And I’m very excited to bring that into the embedded base that Lucent has as well as all the opportunities that we’ve won that aren’t necessarily Lucent markets.

John DeBono:	Next question please.

Operator:	Your next question is from Paul Sagawa with Sanford Bernstein.

Paul Sagawa:	Hi. Let me pick up my handset. Hang on a second. Okay, if we look at the two portfolios, obviously there’s a lot of complementarily between the two. There are also I’m sure, considerable opportunities to engineer the products to be closer at working together, et cetera.

How long is the process of having a truly integrated, realized portfolio across both the sets of technology across the table? How long do you think that process really takes here?

Janet Davidson:	Yes. So probably the best way Paul, to answer the question is talk about where the most important piece of work needs to get done to make that happen. And it’s actually up in the element management layer.

Paul Sagawa:	Yes.

Janet Davidson:	The gateway and the software, you know, that work will be very quick to integrate right into the solution. And then the important part from a customer standpoint is making sure that the network management really hangs together as a total solution.

And we’re working through the technical details. But generally speaking, that work takes somewhere between three to five months to get developed and through systems tests. So that’s about the time range we’d be looking at.

John DeBono:	Next question please.

Operator:	The next question is from Brant Thompson with Goldman Sachs.

Brant Thompson:	Hi. Congratulations on the acquisition. I have two things I guess. The first is if you could give us some detail on the employee-related cash payments that are part of the transaction.

And then second, when we look at the decision to go ahead and buy this set of products versus build them, if you guys could just provide some colors on what drove that decision in terms of timing, in terms of having Lucent’s R&D develop bigger gateway products? And then also, what other product areas may require

M&A rather than R&D to fill them out that you see a sense of urgency around? Thanks.

Frank D’Amelio:	Brant, I’ll answer the first question and then I’ll have Janet and John comment on the second part of the question. It’s Frank and good morning.

The additional employee related cash payments, really they fall into I’ll call it two buckets. One will be a payment to all employees that’ll take place after the closing of the transaction. And as John mentioned in his opening comments, we expect that to take place in the fourth fiscal quarter of this fiscal year.

And then there’ll be some additional cash payments for key employees that are performance milestoned based. That’s really how the numbers bucket out. Janet?

Janet Davidson:	Yes, thanks Frank. In terms of why we did an acquisition here as opposed to build an organic product, really two things. And by the way, we did look as you might imagine, at whether we should build versus buy.

The two reason are one, time to market. Time to market is critical. And this market is happening now. A couple years ago there were many RFPs, few deployments. Now the RFPs are happening and people are actually moving forward into deployment. So certainly time to market was a huge driver for us.

The other reason was when we looked at Telica’s architecture, they have done something unique that makes this product good not just for today, but good for the long haul. There are flexibilities in the architecture that as more endpoints migrate to packet, this gateway is not just PSGN to packet converter. It’s much more capable than that and will stand us in good stead for a very long time.

So it was time to market and product capability that drove us to do the buy decision as opposed to make.

John DeBono:	Next question please.

Operator:	Your next question is from Steve Levy with Lehman Brothers.

Marcus Kupferschmidt:	Yes hi. It’s Marcus Kupferschmidt. I guess as you look at the Telica acquisition here, can you talk about I guess, how close are you to really completing your Voice over IP solution now with this acquisition? And can you talk to us how you would measure that? Thank you.

Janet Davidson:	Sure. I believe our solution is – actually this was one of the key puzzle pieces. So I feel good about the solution we have today that’s really a combination of a couple of partnerships, now with this acquisition, some more organic content and then the part of the content that we built over the years.

My measure of how we’re doing as I’ve said in a number of briefings is, you know, we have and we’re very happy with 14 wins that we’ve done in under our belt here in the last couple of quarters. But the big, I think, affirmation that we are on the right track will be having one of our large embedded base customers select us as their Voice over IP supplier.

And we are working towards that and that will be a big milestone for us. And we clearly believe that having the Telica product line inside the Accelerate portfolio is going to move us well down that path.

Pat Russo:	Now let me – this is Pat. Now let me just add to take it up a level because on top of the portfolio is the work that we have done with respect to the IMS architecture which is really the next generation architecture to serve as the foundation for these converged services, open flexible, access, agnostic.

And one of the less tangible, obviously, along the path is what are your interactions with customers like when you really do deep dives into the architecture that we’ve developed, the approach that we’re taking, the elements of the portfolio that we think are critical, the functionality that we are incorporating. And I would just report to you that in those interactions with customers, we are getting very good feedback on the architectural thinking, the robustness and breadth of the approach that we’ve taken, the openness and flexibility of the architecture.

So, as a step along the way in advance of actually securing specific business, I’m confident that we’ve got the architecture laid out in a way that meets our customers’ needs. And the feedback that we’re getting on many fronts is supportive of that.

But as Janet said, obviously the ultimate measure is winning with the large players.

John DeBono:	Next question please?

Operator:	Your next question is from Steve Kamman with CIBC World Markets.

Steve Kamman:	Howdy. I’m just trying to get to 250 million on a revenue run rate of 20 million, 25 million. I guess you’re expecting a pretty (full) ramp. I mean if we look at a 15% net income margin off this business, we’re probably looking at it running in the billion dollars a year rate. Or I’m just trying to get to that. It looks like it’s about 10 X revenues. So that’s a question one.

Question two, just for modeling purposes, any idea on how much additional cost we’re looking at here on the OPEX side just so we can figure out what we’re looking at in terms of this year’s numbers?

Frank D’Amelio:	Yeah. Steve, Frank. On the OPEX what I would say is we’re working through the integration plans now as we speak. Decisions will be made I’ll call it soon and so we’ll obviously be working that as we work our way through the integration plans.

In terms of the multiples you used, clearly we see opportunities here for revenue synergies. We’re working our way through those opportunities but, you know, a couple of other things to recognize here – one is as Janet and John mentioned – you know, this potential market for VoIP we see as being I’ll call it extremely large and Janet mentioned some numbers that can quickly approach in the next couple of years, you know, up to or beyond $15 billion – point one.

Point two, Telica’s platforms are already providing advantages to its existing customers. We obviously want to work together and continue to leverage that and doing better with that. This will complement our Accelerate portfolio and there’s already an established customer base here with give or take more than 50 customers and we’ll continue to leverage that as well.

In terms of the multiples, you know, forward multiples, previous multiples, in terms of running the numbers we’ve obviously run all the numbers, looked at them in a bunch of different ways and we believe when all is said and done this is a fair price.

John DeBono:	Next question please?

Operator:	Your next question is from Ehud Gelblum with J.P. Morgan.

Ehud Gelblum:	Hi, good morning. Excuse me, and thanks to everyone out there. First, just a technical question. Are there any lockups or any guarantees that the employees of Telica will stay around? And then more from the bigger picture question, I guess it’s a little bit for John as well for Janet, as you look at the product right now and it’s mainly been an IOC from CLEC’s and you want to move it up into the RBOC space, do you see any changes or expansions new to the product? I believe that the PLUS line goes up to 10,000 or more lines but do you think you’d have to make any kind of additional adjustments to bring it up to RBOC quality?

And then as you look to that, what other spaces can you kind of apply this to? I think Lucent already on the wireless side has a pretty decent working Softswitch. Can those architectures be moved together or is this going to be separate for the wireline and separate for the wireless? Thanks.

Frank D’Amelio:	Yeah, Hoody, it’s Frank. Let me answer the question about retention and then I’ll let Janet and John comment on the other part of the question.

I think clearly we’ve got some options that we alluded to in the release and the cash payments which include a bonus pool which we believe addressed key employee retention. So I’d answer the question that way. Short answer would be yes. Although you used the term lockup, it’s really the options and the bonus pool the way we’re addressing that.

Janet and John, why don’t you guys comment on the other part?

Janet Davidson:	Sure. What I’m going to do is comment on the wireless/wireline question and then let John talk about do we need any enhancements to the gateway to get into the RBOCs.

Our strategy is all about converged networks and that doesn’t mean we’re forcing our customers to converge their networks; what that means is we’re giving them the choice and the opportunity to converge their networks both to drive new revenues by bringing out new services as well as quite frankly take some cost out of the network both on the OPEX and CAPEX side.

So, you know, as we look to an acquisition we do these things in concert between the INS team and the Mobility team. We formed combined requirements as we looked at different companies and Telica’s clearly today meeting everything we need on the wireline side. And quite frankly with some small changes we’ll be able to meet the full set of wireless requirements by around the end of the year.

John?

John St. Amand:	Yeah. More to Janet’s point before I hop into call it RBOC quality of these products they have, the Telica’s products have already been deployed – Softswitch, media gateway, signaling gateway – the same exact product in wireless and wireline networks today.

Rogers Wireless, AT&T Wireless is a good case in point which we announced last September where we’ve deployed our products across their nation-wide mobility network supporting both GSM and TMA protocols. So basically backing Janet’s, you know, comments in that aspect of supporting both wireless and wireline, very much the same platform unified type architecture.

In terms of our RBOC quality, so forth and so on, Telica from day one, day one being back in August 1998, architected the platform and the company to sell to Bell operating companies and large IXCs, Verizon being a customer of ours that we announced back in 2000, we’re actually deployed in their regulated switch network, been through all the certifications.

The only decertification like some of our competitive fashion but actually into deployment into their back office support systems, provisioning, maintenance, alarming, that’s a very extensive process and a process that only a small number of switch suppliers, obviously Lucent being the most premier, that have been through historically. Telica has achieved that.

So we’re deployed in, you know, some of the largest IXC networks domestically and obviously you’ll see Verizon being the largest, you know, local telephone company here in North America. So there would be no changes that we need to our product in terms of scale, reliability, usability, maintainability.

All that stuff was built in day one and, you know, actually the bulk of our revenues come from tier one type customers. I know you did cite independent operating company from CLEC’s. They may compose a larger number of customers for us but in terms of where all of our ports and our mass of revenue sits, it’s actually in the tier one customers.

John DeBono:	Next question please?

Operator:	Your next question is from Tim Bechter with Legg Mason.

Tim Bechter:	Thank you. I’m curious, you talked a lot about partnering in the past and you’ve also said quite a few times here that this whole Softswitch effort is about a lot more than voice.

I’m curious if there are any partnership arrangements that you’ve already announced or will be announcing or are thinking about with regard to video conferencing partners?

Janet Davidson:	We have not announced anything specifically to video conferencing alone. The partnership that we did announce that you may want to cycle back on and take a look at is in the applications arena is with Broadsoft which has a great portfolio of enterprise applications that attaches very nicely to our Softswitch. So that’s our key partner in the applications space.

John DeBono:	Operator, we have time for one last question. Operator:

Operator:	Yes, sir, hold one moment.

Your last question is from Mark Sue with RBC Capital Markets.

Mark Sue:	Thank you. Pat, if I take the decline in your circuit switch business and the potential ramp of the Telica product line, any thoughts on what the new revenue growth rate might now look for Lucent?

Pat Russo:	Yeah. First of all I wouldn’t outlook or predict revenue growth rates. I would just ask you to think about this in the following way. Over time the Voice over IP or VoIP – Service over IP – network conversion from circuit to packet will fundamentally and ultimately replace what has been the circuit switched public switched network. And so over time this will be the heart of both wired and wireline networks going forward and the platform against which services will get delivered.

So while it is as many of you know, still early in the game, getting positioned now in customer networks to grow these services is really critical. So we’ve already provided you what the analysts think the CAGR’s are and the ultimate size of these networks are, obviously those numbers move around but I would just say that from my standpoint over time the decline that we’ve already seen in our circuit switched revenue stream obviously gets offset in part by the growth and transformation that’s going to take place in these networks which will take place in all networks eventually timed, of course, by the customers’ decisions about how fast they want to go, what services they want to deploy, et cetera.

So from my standpoint, we are still relatively early in the game. This acquisition is about significantly augmenting our portfolio. We’re committed to leadership here. We’re committed to being a major player. And we believe that this combination of capabilities enhances our hand and strengthens our capability to do that.

Frank D’Amelio:	And Mark, Frank. And we obviously see revenue synergy opportunities as a result of this partnership.

Janet Davidson:	Yeah, the one thing we haven’t talked about by the way is the focus here has been on the product portfolio. I’m sure you all appreciate with our global service capability, this also presents integration, professional services and traditional maintenance service opportunities for us as well on what is obviously a broader base and what we obviously expect will be a larger product revenue stream therefore contributing to a larger service revenue stream.

John DeBono:	Thank you, Pat. Thank you, Janet, John and Frank.

And as always, thanks to all of you for joining us. If you have any questions please call any member of the Investor Relations team. Have a nice day.

Operator:	Ladies and gentlemen, this conference will be available for replay starting today at 12 o’clock pm and running through midnight on June 1. You may access the replay by dialing 1 (800) 642-1687. International participants may dial (706) 645-9291. The access code is 7662681.

That does conclude your conference for today. Thank you for your participation.

END

The following presentation was made available during the Conference Call on Monday May 24, 2004, the transcript of which precedes these slides.

Pat Russo, Chairman & CEO, Lucent Technologies Janet Davidson, President, INS, Lucent Technologies John St. Amand, Founder & CEO, Telica Lucent Technologies/ Telica Conference Call May 24, 2004

Forward-Looking Statement Disclosure This presentation includes some forward-looking statements about our expectations for our future performance. Actual results could differ materially from those suggested by our comments today. Additional information about factors that could affect future results are addressed in our SEC filings, including our Form 10-K, 10-Q, and 8-Ks. A summary is included at the end of this presentation.

What We Mean By Convergence The dynamic interaction of end-users, networks and services, driven by personal expectations and market demand, enabled by new technologies Network technology creates more flexible Infrastructure Service providers bundle and blend voice/data services to meet customer demands Consumer/Enterprise technology fuels user expectations

Next-Gen Network Requirements

Application Servers
Messaging, Web
Portals, ...
LSS
Call
Control
5E-XC
IP Transport
Network
PSTN
Gateways
AnyMedia
TDM
Access
Access
IMG
IP
Access
Wireless
Access

4
© Lucent Technologies 2004 - All Rights Reserved

Next-Gen Network Requirements Support VoIP telephony and multimedia services Span wireless and wireline networks Defined with open standard interfaces Service and access transparent Interwork with the PSTN and with legacy IN IP Transport Network Application Servers Messaging, Web Portals, ... LSS Call Control PSTN IP Access Gateways Wireless Access 5E-XC Access IMG TDM Access AnyMedia

Where Telica Fits in Lucent's Accelerate™ VoIP Solutions

Application Servers
Messaging, Web
Portals, ...
LSS
Call
Control
5E-XC
IP Transport
Network
PSTN
AnyMedia
TDM
Access
Access
IMG
IP
Access
Wireless
Access

Application Layer

Broadsoft Feature Server, MiLife, PacketIN, EBS Communication Mgr

Session Control Layer

IMS Lucent Softswitch, SDHLR

Media and End Point Layer

5

© Lucent Technologies 2004 - All Rights Reserved

Where Telica Fits in Lucent's Accelerate(tm) VoIP Solutions Application Layer Broadsoft Feature Server, MiLife, PacketIN, EBS Communication Mgr Session Control Layer IMS Lucent Softswitch, SDHLR Media and End Point Layer 5E-XC, iMerge, Intelligent Media Gateway, Telica Media Gateway Controller Cisco Media Gateway, Universal Gateways, PSAX Multiservice Gateway, Telica Media Gateway, Telica Signaling Gateway IP Transport Network Application Servers Messaging, Web Portals, ... LSS Call Control PSTN IP Access Wireless Access 5E-XC Access IMG TDM Access AnyMedia

Lucent/Telica = Competitive Advantage Speeds Lucent time-to-market and increases flexibility in addressing VoIP network builds Combination of best-in-class softswitch and media gateway assets delivers reliability, scale and cost effectiveness Lucent applications and applications partners programs enable revenue growth for our customers A large base of customers and experience in building Next-Gen networks World-class, global sales and Lucent Worldwide Services organizations to address worldwide VoIP markets

Forward-Looking Statement Disclosure This presentation contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the acquisition, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include obtaining regulatory approval, price and product competition, dependence on new product development, reliance on major customers, customer demand for our products and services, the ability to successfully integrate the acquired company, timely completion of the acquisition, control of costs and expenses, general industry and market conditions, growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Lucent with the Securities and Exchange Commission, including Lucent's most recent annual report on Form 10-K for the fiscal year September 30, 2003, Lucent's quarterly reports on Form 10-Q and Lucent's current reports on Form 8-K. Lucent disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors and security holders are advised to read the registration statement, the prospectus and other information Lucent expects to file with the SEC regarding this transaction when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the other documents filed by Lucent at the SEC's web site at www.sec.gov. The registration statement, prospectus and such other documents may also be obtained from Lucent by directing your request to Lucent Technologies, Attn: Secretary's Department, 600 Mountain Ave, Murray Hill NJ, 07974.